UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __)*

CESCA THERAPEUTICS INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

157131103
(CUSIP Number)

Kenneth L. Harris c/o Cesca Therapeutics Inc. 2711 Citrus Road Rancho Cordova, CA 95742 (916) 858-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 18, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157131103

1.	Names of Reporting Persons.		Kenneth L. Harris
	I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)		SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		United States
Number of	7.	Sole Voting Power	4,547,102
Shares	8.	Shared Voting Power	0
Beneficially by	9.	Sole Dispositive Power	4,547,102
Owned by Each	10.	Shared Dispositive Power	0
Reporting
Person With
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,547,102
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		13.94%
14.	Type of Reporting Person (See Instructions)		IN

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, $0.0001 par value, of Cesca Therapeutics Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 2711 Citrus Road, Rancho Cordova, CA  95742.

Item 2.	Identity and Background.

a.	The Reporting Person filing this statement is Kenneth L. Harris.

b.	The business address of the Reporting Person is 2711 Citrus Road, Rancho Cordova, CA 95742.

c.	The Reporting Person is a Director and President of the Issuer.

d.	The Reporting Person, within the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	The Reporting Person, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 18, 2014, the Issuer consummated an Agreement and Plan of Merger, by and among ThermoGenesis Corp., TotipotentRX Corporation, Mitchel Sivilotti and Kenneth L. Harris, dated as of July 15, 2013 (“Merger Agreement”).

In connection with the merger, Kenneth Harris received 4,510,230 shares of the Issuer’s Common Stock for his TotipotentRX shares of common stock.  In addition, as part of the Merger Agreement, Mr. Harris received 36,872 shares of common stock of the Issuer in exchange for the payoff of certain amounts advanced to TotipotentRX and assumed by the Issuer.

The foregoing description of the Merger Agreement and the transactions related thereto is qualified in its entirety by reference to the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2013, and incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The Reporting Person acquired the shares (described in Item 3 above) for investment purposes in connection with the Merger pursuant to the Merger Agreement.

As part of the Merger Agreement, TotipotentRX had the right to select two nominees to the Issuer’s board of directors of which Mr. Kenneth L. Harris was appointed effective as of the closing date. Because as of the closing date TotipotentRX had not yet selected its second nominee, TotipotentRX assigned this selection right to the former directors of TotipotentRX, including the Reporting Person, provided such selection occurs prior to June 30, 2014.

Subject to the forgoing, there is no present intention to change the Issuer’s number of authorized directors, the Reporting Person reserves the right, along with the other directors, to identify and appoint such qualified candidate(s) to the Issuer’s Board of Directors, as may be deemed appropriate now or in the future.

The Reporting Person, subject to and depending upon availability of prices he deems favorable, may purchase additional Shares of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.  Further, while it is not the present intention of the Reporting Person to do so, he reserves the right to dispose of the Shares held by him in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)            The following table sets forth the aggregate number and percentage of the Issuer’s Shares beneficially owned by the Reporting Person herein:

Reporting Person	Shares Beneficially Owned	Percentage
Kenneth L. Harris	4,547,102	13.94%

(b)            The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares, or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Kenneth L. Harris	4,547,102	4,547,102	0

(c)	For the information describing transactions of the Reporting Person’s Shares within the last sixty (60) days, see Item 3 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As part of the Merger Agreement, on July 16, 2013, the Reporting Person and the Issuer entered into an employment agreement to become effective as of the closing date of the merger which occurred on February 18, 2014.  Pursuant to the employment agreement, the Reporting Person received 50,000 shares of restricted common stock and options to purchase 100,000 shares of common stock of the Issuer at $2.17.  The shares of restricted common stock and options to purchase 100,000 shares of common stock are subject three year vesting beginning on the first anniversary of the closing date.  Because the shares of common stock and options are subject to vesting, they are not deemed, at this time, to be beneficially own by the Reporting Person and therefore not included the forgoing beneficially owned table.  The employment contract for the Reporting Person was filed as Exhibit 2.4 to Form 8-K which was filed with the SEC on July 16, 2013.

Except as disclosed in Items 3 and 6, the Reporting Person has no other contracts, arrangements, understandings or relationship with respect to Securities of Issuer.

Item 7.	Materials to be Filed as Exhibits.

The Agreement and Plan of Merger, by and among ThermoGenesis Corp., TotipotentRX Corporation, Mitchel Sivilotti and Kenneth L. Harris, dated as of July 15, 2013 is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 16, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2014	/s/ Kenneth L. Harris
Kenneth L. Harris